Filed by The Mead Corporation
                          pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                         Subject Company:  The Mead Corporation
                                                     Commission File No. 1-2267

                            A Conversation with
                            -------------------
                     Jerry Tatar and John A. Luke, Jr.
                     ---------------------------------

                                MeadWestvaco
                               December 2001

         CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this discussion and elsewhere by management of Mead and Westvaco that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the companies. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.


Moderator:        We're here today with Jerry Tatar, Chairman and CEO of
                  the Mead Corporation, and John Luke, Jr., Chairman and
                  CEO of Westvaco, to discuss the progress leading to the merger of their two companies. Welcome, gentlemen.

Jerry Tatar:      Thank you.

John Luke, Jr.:   Thank you.

Moderator:        Let's begin with the question I'm sure you've been asked
                  frequently since the proposed merger between Mead and Westvaco was announced on August 29th. Why does this merger make sense?

Jerry Tatar:      John, you're on.

John Luke, Jr.:   Okay,  (Laughs)
                  It is an opportunity to dramatically increase shareholder value for both companies. Importantly, it is an opportunity to create a strategic platform with four key business segments, coated printing papers, packaging, consumer and office products, and specialty chemicals, which will be comprised of businesses that are leaders in their market, global in focus, and unparalleled in terms of its competitive potential.

Moderator:        You've used the word "exciting" to describe this merger.
                  Now, why should Mead and Westvaco customers, employees and shareholders be excited about the creation of MeadWestvaco?

Jerry Tatar:      Well, exciting usually means that it's a big change. And it usually means that it's positive. And for both our employees and our customers, what we're creating here is going to allow us to make sure that we can provide the very best to our customers, and that our employees have the opportunity to grow and prosper within the new company. It's going to be very exciting and very challenging.

Moderator:        Terrific. What are the advantages of a merger of equals
                  compared to an acquisition?

John Luke, Jr.:   I'll begin.  A merger of equals really enables both companies to come together without either one having to take on a tremendous amount of debt to acquire the other. What we will have coming out of this is a wonderfully strong company with a capacity to return value to our shareholders, and to create the growth opportunities that will be important for our customers and our employees.

Jerry Tatar:      The other thing I might add is that, in a merger of equals, we can pick the best. We can put in the best processes from the two companies, or even create new processes, if that's the right thing to do. We can select the best providers of goods and services. So in an acquisition, the acquirer kind of rules, but in this case, we're going to find the best from both companies and put them in place.

Moderator:        That's great. You've stated that a primary goal of the
                  merger is to achieve synergies. Why is this so important?

Jerry Tatar:      Right out of the box, we're going to get about a dollar
                  of synergies on a per share basis and it will create credibility with our investors. Hopefully, we can translate that dollar in the market share price, the investors will see an immediate gain, and it will just get us started off on the right foot. But as John indicated, the whole purpose of this is not really the short term synergies, it's a nice plus, but it's really the long term platform for growth that we're really trying to create.

John Luke, Jr.:   But there is, I would add, tremendous opportunity in the
                  short run through substantial cost savings to strengthen the quality and character of the business platform we're creating, so that as we go forward we will be able to compete even more strongly.

Moderator:        Hum, okay. Cutting costs is one way the new company will
                  achieve this goal. How will MeadWestvaco's cost reduction efforts affect their employees?

Jerry Tatar:      I'll start it. There's going to be a part of it that's
                  going to be tough. There is some duplication when you bring two companies together, and part of the synergies will be getting that refined and getting that trimmed down. And because of that, there will be dislocations.
                  We'll do everything possible to make that happen through attrition, retirements, and do it as smoothly as possible. But there's going to be other kinds of cost cutting that's really going to be in the hands of the employees, where we're purchasing things and using our leverage, where we're learning from each other on how to improve our productivity in woodlands, how to install our ERP systems in a better, quicker fashion. So there's going to be a lot of the cost cutting that's actually just challenging that we're going to rely on the employees. But there will be some employee reductions that we'll get through early, and we'll do it in the best possible way.

John Luke, Jr.:   And I would just add that while there will be job
                  elimination in certain cases, for the majority of current
                  MeadWestvaco employees, the cost cutting initiatives that we will be undertaking will again, as I noted earlier, create a stronger platform which will give us tremendous opportunities for growth for those individuals who remain a part of the organization. And that will be the majority.

Moderator:        That's terrific. You have 16 integration teams in place
                  preparing for the day when the merger is finalized.
                  You're both smiling, that's good. (Laughs) How would you rate the progress of this integration effort?

Jerry Tatar:      John?

John Luke, Jr.:   The progress is absolutely fantastic. We have individuals
                  working virtually day and night as members of those teams, in addition to holding down their day jobs.

                  They are contributing measurably to the ideas that will enable us, as Jerry noted earlier, to pick the best, whether it's the best ... either one the company is doing, or the best processes from outside the company.

                  What we will end up as a result of that is a very, very creative and strong business platform. But the teams are working well together, and that bodes well, we believe strongly, for the working relationships of future MeadWestvaco employees as we go forward.

Jerry Tatar:      The chemistry in these groups has been terrific.

Moderator:        Great.

Jerry Tatar:      And it's really been nice to watch them come together,
                  because you just didn't ... we weren't sure. And now we've seen them in action for almost three months and I know I feel better every time I meet with them. The chemistry is excellent.

John Luke, Jr.:   But I think the chemistry is great. The energy is
                  terrific. And the energy to us reflects the excitement that we talked about earlier that's broadly a part of his whole merger.

Moderator:        Shareholders and employees would also like to see strong
                  profitability and growth. How will MeadWestvaco be positioned to achieve this?

Jerry Tatar:      We're going to be a wonderful shape. As John indicated to
                  start this, the reason we're doing this is to create shareholder value.

                  And, we're going to do that by creating this wonderful platform for the future and for future growth. And our investors, we'll ... they'll see it first off on the synergies when we translate that into the ... hopefully the dollar per share. Or hopefully even more. And then they're going to see it, because the way you create value is to get the most out of the assets you have. And we have every intention of getting the returns of this business above cost of capital and sustain it over a long period of time, and then growing the pie. And the neat thing about our portfolio is we're going to have businesses like specialty paper and consumer and office products and specialty chemical and packaging and paper, that we're going to be able to grow those through organic growth. We're going to rely on innovation and creativity. We're not always going to have to spend a lot of capital money to do it. And shareholders are really going to appreciate it, but we're going to be depending on employees to come up with those ideas.

Moderator:        Could you add anything on that...

John Luke, Jr.:   No, I think Jerry summed it up well.

Moderator:        The regulatory hurdles required for the merger have
                  almost been cleared, and you are now approaching the shareholder vote. What are the prospects for approval?

John Luke, Jr.:   Well, we think the prospects for approval are excellent.
                  Jerry and I since August 29th when we announced our plans, have met continuously with groups of investors, and we've had nothing but very positive response. That said, we take nothing for granted, and we will continue right up through the vote to meet and answer any and all questions that our shareholders raise.

Moderator:        Terrific.  When do you expect the merger to be completed?

Jerry Tatar:      Well, right now it looks like it's going to slip over
                  into early next year. We still have to get the SEC to approve the materials that we're putting together. We have no substantive issues with them we believe, but it's taken a little longer than we thought. So right now if we had to guess, I think we'd guess mid year.

Moderator:        Okay.

Jerry Tatar:      Oh, excuse me, mid January.  Not mid year.

Moderator:        You both obviously have great expectations of a bright
                  future for MeadWestvaco. So from your perspective, how would you characterize the single most important attribute of this new company?

John Luke, Jr.:   I will begin. I think creativity. What we are putting
                  together is a business platform that will be unparalleled in its strength, and the strength, aside from financial strength, it will really be driven by a strong market focus that will be continually fueled by an emphasis on creativity. Creativity that stirs imagination in the organization and fuels innovation, which is going to be critical to the ongoing future strategic progress of MeadWestvaco.

Jerry Tatar:      And if I'd add one thing to that, it would be the issue
                  of involvement. To get creativity, we have to make sure that every employee feels like they're part of the action, and that they'll have a full opportunity to use their mind and their ideas, get a platform for those, and have the chance to implement them. And so with ... what we're asking, which is creativity, we have a responsibility of providing the platform that they can get involved and help us get this whole thing done.

Moderator:        That's great.  It does sound exciting.

Jerry Tatar:      It should be exciting.

Moderator:        Good. My final question is, what can employees do to help
                  make the merger--and MeadWestvaco--a new industry leader and a success?

Jerry Tatar:      When we bring these companies together, we will have
                  enabled this new company to be just that, the finest forest products company. The facts are there. We're going to be leaders in paper, coated paper, specialty paper, packaging, specialty chemicals, consumer and office products. We're going to give the people an opportunity to do that. But, we have to make sure is that the people have the opportunity to unleash that creativity and that drive to put in the best.

                  The vision we've had for this all along is the only reason for making a decision in this new company is what is best for MeadWestvaco. It doesn't matter if it was something from the Mead Corporation, something from Westvaco, or something brand new. The only thing that matters is what's best for the new company.

John Luke, Jr.:   Oh, I would ... I would agree. I think that there's
                  tremendous opportunity for engagement and involvement when we go asking people from both companies to undergo a great deal of change in the coming weeks and months, and engage and believe and contribute to the power of what we're creating.

Moderator:        Terrific. Is there anything either one of you want to add
                  that you feel you haven't covered yet?

Jerry Tatar:      I'll just add it's been...it's a lot of fun. John and I
                  started meeting in ... well, we've known each other for four or five years. Occasionally we had talked about something like this, but we were doing our independent things. But back in January we had a chance to talk and ... and it's just...the ideas started to come together, and as we talked more the excitement grew. And, so by the time we ... we met in Canton, Ohio, and shook hands, kind of said on a conceptual basis that this made sense. And then we turned to our senior management teams and said, "Hey, we've got all these great concepts. Are you sure we're doing the right thing?" And they got together for three or four weeks and provided a lot of good details that made us feel good that we were doing the right thing. And since then, like we both say, the ... the teams have come together and it's really great. So I think we wish we could get this thing started tomorrow, but it looks again like it will probably be, mid January or somewhere about there.

John Luke, Jr.:   And I think during the period between our first
                  conversations and the public announcement of this in August, we have ... we have had a lot of fun. It's been hard work for an awful lot of people, but we have all come away convinced more than ever of the opportunities that two organizations that have proven they can work together wonderfully well can create. And the strategic platform that we will have will be unparalleled in this industry as we go forward.

Moderator:        Gentlemen, thank you so much. I love that story. It
                  sounds like you've had a terrific relationship, and I'm sure that will carry through in the new merger. So again, thank you, best of luck. (Laughs)

John Luke,Jr.:    Thank you very much.

Jerry Tatar:      Thank you very much, it's been great.

(MUSIC UP)

Mead Closing Frame:
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            Please let us know if you have additional questions:
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                           Phone: 1-888-918-6323
                         E-mail: Vision ID CORPCOMM
                           (or corpcomm@mead.com)
                             -----------------

                  Visit "Mead & Westvaco" on the homepage
                     of the Mead Intranet for updates.

Westvaco Closing Frame:
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            Please let us know if you have additional questions:
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                           Phone: 1-866-227-6441

                                For updates,
                                 visit the
                      Mead & Westvaco Integration Site
                         on the Westvaco Intranet.

Legal Disclaimer:

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Total Running Time:  12 minutes 42 seconds